SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 19 June 2007
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

What’s inside

01	Business Overview
01	Highlights
02	Chairman’s Statement
04	Chief Executive’s Review
06	What we do
08	How we do business
10	What we have achieved
10	Transmission
12	Gas Distribution
14	Electricity Distribution
16	Non-regulated Businesses
18	Board of Directors

20	Summary Operating and Financial Review
20	Financial performance
21	Dividends
21	Cash flow
21	Net debt
21	Treasury policy
21	Going concern
21	US GAAP

22	Summary Directors’ Remuneration Report
22	Summary Corporate Governance
22	Summary Directors’ Remuneration Report

26	Summary Financial Statements
26	Summary consolidated income statement
27	Summary consolidated balance sheet
27	Note to summary consolidated financial statements
28	Basis of preparation and accounting policies
28	Independent verifier’s statement on corporate responsibility
28	Independent auditors’ statement to the members of National Grid plc

29	Shareholder Information

Signature
Dear shareholder
We are pleased to report a good financial performance for the year ended 31 March 2007. Adjusted operating profit*† was £2,454 million and adjusted earnings per share*† was 47.7p, up 5%. Operating profit* was £2,513 million and basic earnings per share* was 48.1p, up 16%. These results reflect the Company’s sound platform of operational performance and we are confident they provide a solid basis for our future investment.
As part of our aim to be world-class in all we do, we have undertaken a fresh strategic review. At the core of this review was the need to ensure we are maximising value for shareholders and continuing our focus on providing a safe, efficient and reliable service while acting responsibly.
As a result of the review, we are now focusing on our core skills of operating in the gas and electricity sector in the US and UK. We are committed to ensuring a disciplined approach to running our business, reducing inefficiencies and developing more effective ways of working. To support this, the Company has been reorganised under lines of business to allow further integration and knowledge transfer between our US and UK businesses.
We continue to invest in the development of our workforce with the aim of employing and retaining the highest calibre people both now and in the future. We are proud of the commitment and professionalism demonstrated by our talented and diverse employees.
The Company’s goal of world-class performance remains unchanged. We believe this will be achieved through our investment programmes and our determination to continue to create value in our existing businesses. We are both confident of the Company’s ability to continue to provide good financial performance and value for our shareholders.

Sir John Parker, Chairman	Steve Holliday, Chief Executive
Important Notice
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary Statement’ on the back cover.

Annual Review 2006/07 01
Highlights
For more information see www.nationalgrid.com

Revenue* £8,695m 2005/06: £8,868m, down 2%	Adjusted operating profit*† £2,454m 2005/06: £2,457m	Adjusted earnings per share*† 47.7p 2005/06: 45.5p, up 5%
Cash generated from operations* £3,090m 2005/06: £2,973m, up 4%	Operating profit* £2,513m 2005/06: £2,374m, up 6%	Earnings per share* 48.1p 2005/06: 41.6p, up 16%
Capital expenditure* £2,345m 2005/06: £1,907m, up 23%	Return on equity 12.4% Three year average	Ordinary dividends 28.7p 2005/06: 26.1p, up 10%
Lost time injuries 142 2005/06: 117, up 21%	Percentage of females in workforce 23.7% 2005/06: 23.4%	Reduction in greenhouse gas emissions 35% 2005/06: 26%

■	New operating structure
New lines of business are now in place as part of the strategic review.

■	Disposal of wireless business
Sale of the UK wireless business on 3 April 2007 for £2.5 billion and announced intended £1.8 billion share buy-back with the proceeds.

■	£169 million share buy-back
We have commenced a share buy-back programme, in 2006/07 this amounted to £169 million.

■	Responsible business approach
We have been recognised as a ‘Platinum’ company in the Business in the Community 2006 Corporate Responsibility Index.
*	for continuing operations
†	excludes the impact of exceptional items and remeasurements

02 National Grid plc
Chairman’s Statement
Sir John Parker

I believe our refreshed strategy will position us to take full advantage of the value creating opportunities we foresee over the next few years.
Board
In January 2007, the role of Chief Executive successfully transferred from Roger Urwin to Steve Holliday. Steve served as Deputy Chief Executive from April 2006 through to December, when Roger stood down. The Non-executive Directors agreed a handover plan of responsibility and this assisted in ensuring a smooth transition and providing management continuity. The success of this approach is demonstrated by the continued strength of the Company’s performance throughout this period. Roger’s depth of experience and leadership will be missed and all the Directors wish him well in his new ventures.
I am confident that Steve will provide strong leadership of the Executive team as we enter a new phase in the development of National Grid. I also believe that our new operating model and our refreshed strategy will position us to take full advantage of the value creating opportunities we foresee over the next few years.
Other changes to the Board saw Mike Jesanis step down as an Executive Director of National Grid. He had been with the Company for 23 years and had been a member of the Board since July 2004. We will miss his contributions and knowledge and we wish him well in the future.
Paul Joskow, one of our Non-executive Directors, has announced his intention to stand down after the Annual General Meeting in July. He has been a member of the Board since 2000 and his support and advice have been greatly valued throughout this time.
I am pleased to welcome Mark Fairbairn as the Executive Director responsible for our Gas Distribution business in the UK and US. Mark has worked within National Grid for 18 years in a variety of roles, most recently as Chief Operating Officer of our UK gas distribution business.
We welcome Linda Adamany to the Board as a new Non-executive Director. Her energy sector experience in the US market, in particular, will further strengthen the Board.
Following the expected completion of the KeySpan acquisition, we will be welcoming Bob Catell as Deputy Chairman. Bob is currently the Chairman and CEO of KeySpan.
We will seek to ensure that the Board reflects the broadly equal US and UK split of the business following the KeySpan acquisition.

Annual Review 2006/07 03
28.7p Ordinary dividends	1,000 We aim to have placed 1,000 young people in training and jobs through the ’Young Offender Programme’ by the end of this calendar year	47.7p Adjusted earnings per share† for continuing operations 48.1p earnings per share for continuing operations

The Board continues to support a robust process of review of its own performance and that of its Committees. We also devote time to the programmes we have in place to identify and develop the leaders of the future, which is the basis of good management succession planning. We attach importance to giving people in the boardroom and throughout our organisation the right opportunities and experience to grow and develop. We see these as crucial investments in the best interests of all our stakeholders now and into the future.
Safety
Safety is at the heart of our activities and it continues to be at the top of the Board’s agenda. It is disappointing to see that the injury rate has increased this year so we are conscious that we must increase our safety focus and ensure that it remains a top priority in all our activities, including with our contractors, as we deliver a larger capital investment programme over the next five years. The Board is supported in this critical area, and in its management of the environment and its other corporate responsibilities, by the diligent work of the Risk and Responsibility Committee.
As part of the continued focus on safety, I was delighted by the quality of entries for this year’s Chairman’s awards, which aim to encourage innovation and continuous improvement in safety, health and environmental performance by recognising outstanding achievements in these fields. The winners ranged from flat bed truck safety rails through to the development and introduction of new operating procedures. More details of some of these can be found later in the Business Overview section.
Dividend policy
The Board has approved a final dividend of 17.8p per ordinary share, resulting in a total dividend of 28.7p per ordinary share, an increase of 10%. This year-on-year increase reflects our belief that the business is in a position to deliver good growth for shareholders through continuing cost efficiencies and capital growth. We will carry on with the strategic refocusing of the business and disciplined approach to investment. Our aim continues to be to increase sterling dividends per ordinary share by 7% per year through to March 2008.

†	excludes the impact of exceptional items and remeasurements
Governance
The Board is committed to pursuing leading governance practices – we strive for constant improvement through rigorous review of our internal processes. This year, we have undertaken a comprehensive review of business processes and systems to ensure compliance with Sarbanes-Oxley requirements.
Community investment
Support for and involvement with our local communities and customers continues to be important to us. Through our programmes of community investment in both our UK and US operations, we endeavour to ensure National Grid operates in a responsible manner.
In the US, National Grid and its employees donated nearly $2.2 million (£1.2 million) to United Way, a national network of organisations that works to create lasting positive changes in people’s lives and their communities. In addition to financial support, many employees volunteered their time and participated in the United Way’s ‘Annual Day Of Caring’, where they painted, cleaned, gardened and built playgrounds in local communities.
I am proud of our continued leadership of the ‘Young Offender Programme’ in the UK, and that there are now 80 companies involved alongside us. The programme has continued to develop this year, providing stable employment opportunities to offenders. This contributes to a significant reduction in the national re-offending rate from over 70% to about 7% for offenders participating in the National Grid programme. Collectively, we aim to have placed 1,000 young people into training and jobs, through the programme, by the end of this calendar year.
Outlook
The Board remains confident that National Grid is well positioned to continue to generate value for its shareholders. We are entering a period of significant investment and the development of our new operating model should allow us successfully to take on this challenge. We will continue to focus on safety, efficiency of our operations and providing a reliable service to our customers, while acting responsibly in everything we do.
Sir John
Parker Chairman

04 National Grid plc
Chief Executive’s Review
Steve Holliday

National Grid is well positioned in the UK and US to take advantage of the global growth opportunity.

*	continuing operations
†	excludes the impact of exceptional items and remeasurements
#	on a constant currency basis
I am delighted to be writing my first Chief Executive’s review for National Grid and I am immensely proud to have taken over at what is an exciting time for our industry in general and National Grid in particular.
Worldwide, some $10 trillion (£5 trillion) of investment is required over the next 20 years in the electricity and gas utility sector. This requirement is driven by a need to meet growing demand, changes to how we source our energy and the replacement of ageing assets.
National Grid is well positioned in the UK and US to take advantage of this global growth opportunity. In the UK, we are entering into a period of significant investment in our electricity and gas systems, as we connect new sources of gas and new types of generation and replace assets built in the 1960s. In the US there is also a strong growth story, connecting new customers to our gas networks and replacing ageing assets, as well as improving the service reliability to our customers.
Strategy
So wherever I look there is opportunity; however, in order to capitalise on our strong position and take National Grid to the next level, the Executive team and I have undertaken a careful strategic review, seeking inputs from within the Company and many external stakeholders. The result is not a major change of direction but a need to become more focused, more integrated and more disciplined.
■	We are focusing on electricity and gas in the UK and the US. As a consequence, we have taken steps to realise the value we have created in both our wireless business and our Basslink project in Australia and completed the sale of the UK wireless business in April 2007.
■	We are integrating our operations around lines of business, removing the geographic boundaries.

■	We are adopting a disciplined approach to standardising the way in which we work, sharing and applying best practice and seeking greater rigour to our financial management, ensuring we have the capital to grow, but maintaining the investor confidence that comes from balance sheet discipline.
We believe we are able to do this while maintaining the critical balance between ambitious growth and the need to provide excellent customer service.
Growth
In 2006, we announced and completed the acquisition from the Southern Union Company of the Rhode Island gas distribution network. The Rhode Island gas business serves approximately 245,000 customers through a distribution network of over 3,000 miles of mains. The network substantially overlaps our existing electricity distribution network and is expected to create opportunities for savings.
We also announced the agreement to acquire KeySpan. KeySpan is a gas and electricity energy business with 2.6 million gas customers in New York, Massachusetts and New Hampshire and 1.1 million electricity customers in New York under a long-term contract with the Long Island Power Authority. We are working towards completing the transaction in the autumn with five of the seven approvals already having been granted. Providing we obtain these approvals, KeySpan will be an excellent strategic and operational fit with our business. Our lines of business model should permit swift integration of KeySpan’s activities with our operations and provide a model for future acquisitions.

£2,345m
2006/07 Capital expenditure
from continuing operations

Annual Review 2006/07 05

This year we concluded the Price Control Reviews for our UK gas and electricity transmission networks, setting the financial basis for the significant investment required, which will result in around a 40% growth in the transmission regulatory asset base.
Performance
National Grid has delivered a good performance for 2006/07. Our cash generated from operations* was more than £3 billion while adjusted profit before tax*† and adjusted earnings per share*† were higher by 3% and 5% respectively. Profit before tax* and earnings per share* were higher by 2% and 16% respectively. The performance of our individual businesses has also been very encouraging.
Our Transmission business had a good year and contributed £1,054 million to the adjusted operating profit*, a 9%# increase compared to 2005/06. During the year, we invested £1,235 million in the UK connecting new customers, generation, and sources of gas to our transmission networks. In the US, we invested £108 million in our transmission network, 19% more than last year.
Adjusted operating profit* for Gas Distribution was down by 9%# at £480 million, primarily due to the impact of lower delivery volumes as a result of warmer UK weather and higher energy prices reducing gas usage. This impact more than offset the contribution from our new Rhode Island gas distribution business. We invested a total of £526 million, mainly in the UK in our mains replacement programme.
Electricity Distribution results were strong with adjusted operating profit* up 23%# to £364 million, principally driven by the recovery of costs incurred in previous periods in New York. Capital investment in the year of £218 million mainly reflected increased expenditure under our reliability enhancement programme.
Our Non-regulated Businesses and other activities contributed £133 million to the adjusted operating profit*, this was a decrease of £17 million from 2005/06, with a good performance in our Metering and Grain LNG businesses more than offset by higher costs in corporate, insurance and other activities.
Safety
Safety will always be an area of major focus in all our activities. Unfortunately, the last 12 months have seen a decline in our performance, with 142 employee lost time injuries. It is with sadness that we also have to report the death of a contractor who was working for our Transmission business in the UK. We are committed to creating a culture that delivers ever safer ways of working for the protection of our colleagues, our contractors and the public.
Our people
One of my priorities is to ensure National Grid is a company where our employees are able to perform to the best of their abilities and attract the necessary talent to run our business into the future. Talent management, effective performance management and encouraging the progress we have made on inclusion and diversity will be critical to achieving our growth ambitions.
Climate change
As we move to a low carbon economy, there will be significant change in the gas and electricity markets and, in particular, the infrastructure requirements. We have a vital role to play in helping society deliver these requirements but also have an individual contribution to make.
Inside National Grid, we are taking action to ensure that our business is carried out in a sustainable and responsible manner. In last year’s Annual Report, we committed to delivering a 60% reduction in greenhouse gases from our processes, operations and offices well ahead of the 2050 UK Government target. As part of this, we aim to move to 100% renewable energy for our own use by the end of 2010. Work is also being undertaken to consider the impact of climate change on the operation of our businesses and to review what actions we can take to mitigate the effect. I look forward to updating you on this as we make progress.
Outlook
The next year will be both a busy and an important one for the future development of National Grid, as we:
■	embed our operational reorganisation along lines of business;

■	reinvigorate and work towards improving our safety performance;

■	work towards completing the KeySpan acquisition;

■	sell our Basslink operation in Australia;

■	deliver our capital investment programme;

■	maintain our reliability levels in the UK and seek to improve our reliability in the US; and

■	focus on the development of all our employees, including those that we expect to welcome from KeySpan.
We have achieved much in the last year. None of this would have been possible without the hard work, professionalism and dedication of all our employees. They have, once again, risen to the challenges set, for which I and my Executive colleagues are very grateful.
Steve Holliday
Chief Executive

06 National Grid plc
What we do
National Grid’s main operations are based in the UK and northeastern US. The maps below show where each of our businesses operate with a description of our main activities.

Annual Review 2006/07 07

08 National Grid plc
How we do business
National Grid is committed to carrying out its business in a manner that is safe, efficient, reliable and responsible. We are also committed to developing the skills of our people, who are at the heart of our success.

Annual Review 2006/07 09

10 National Grid plc
What we have achieved
Transmission
We own and operate gas and electricity transmission networks in Great Britain and England & Wales respectively and an electricity transmission network in the northeastern US. We also operate the electricity transmission network in Scotland.

Annual Review 2006/07 11

Area of operations
We design and maintain National Grid’s transmission networks; project manage, construct and commission new assets; and work with the industry and regulators to ensure we have the right returns to carry out our role. In Great Britain, we are the system operator, ensuring reliability of supply to our customers.
57.5 GW and 436 mcm
This year saw a peak electricity demand in Great Britain of 57.5 GW and a peak gas demand of 436 mcm.
£1.3 billion
In 2006/07, we invested over £1.3 billion in our networks to replace ageing assets and to connect new sources of supply.
2006/07 highlights
> Good year for reliability in Great Britain: 100% of gas delivered and 99.9999% of electricity energy delivered.

> 7.5% reduction in lost time injuries across Transmission.

> 8% reduction in cable oil loss in the UK.

> 15% reduction in CO2 emissions in the UK.

£1.1bn
Adjusted operating profit†
£1.3bn
Capital investment
43%
Increase in capital investment
Left Overhead linesmen carrying out repair work on a 400 kV transmission line.
First right Ward Hill substation following the operational upgrade.
Second right Employee of the oil management unit working on a truck fitted with the redesigned handrails.
Third right Work in progress on the Milford Haven gas pipeline project.

Reliability
Ward Hill
As part of National Grid’s commitment to a wider reliability infrastructure improvement programme in New England, we have completed a $49 million (£26 million) operational upgrade of Ward Hill electricity substation. The upgrade included increasing the number of circuit breakers from 7 to 23 and the number of transformers from 1 to 4. In addition to the substation work, three of the high-voltage electricity transmission circuits feeding into Ward Hill were also upgraded to increase their capacity. The project required careful planning to ensure that customers’ supplies were maintained throughout the construction phase. The timescales of the project were challenging and this was made worse by two periods of heavy rain and floods which occurred during construction, halting some work. However, despite these issues, the project was completed to schedule, with construction completed in 12 months.

Safety (Chairman’s award winner)
Flatbed truck redesign
As part of our continued focus on safety we welcome initiatives from across the Company to improve our performance. One of these initiatives was the development of modifications for flatbed trucks used by our oil management unit. The trucks have been fitted with fold-away handrails, which provide a safer working environment while working at height. When access to the truck flatbed is required, the handrails are put in place. If the handrails need to be lowered, access restrictions are instigated. These modifications have been designed in conjunction with the unit’s employees so that consideration of work methods and usage have been incorporated. Following a successful trial period, all the oil management unit trucks have been modified. Further work has been carried out with our contractors to allow them to use the designs we have developed and we are also considering wider use throughout National Grid.
Responsibility
Milford Haven
On our Milford Haven gas pipeline project, in Wales, we are consulting with local communities directly affected by our works. To provide information we have created a project website and produced a range of bilingual leaflets and fact sheets providing project information. All MPs, Welsh Assembly Members and councils with constituents affected by the project have been written to and we have met with many of them. There have been a number of public information events and presentations to community councils. Our community relations team has made individual visits to many residents to discuss any concerns they may have. We also provide a freephone number for local residents to call if they have any questions about our works at any time. Despite these efforts, due to the size and nature of our works, there are still concerns in the local community. Throughout the remaining works this level of support to the community will continue as we aim to ensure everyone is informed and is able to have their questions answered.

† excludes the impact of exceptional items and remeasurements

12 National Grid plc
What we have achieved
Gas Distribution
We own and operate gas distribution systems in the UK and the northeastern US.

nationalgrid

Efficiency

Sharing best practice

The application of a line of business operating model helps to ensure that we can more easily share best practice. An example of this was the trial in the UK of specialist equipment for gas repairs that is already in use in the US. Two specialist trucks were shipped from the US along with a team of US technicians to train their UK counterparts. The technology works by drilling an 18 or 24 inch hole through the road surface to allow access. The repair is then carried out using long-handled tools. Once the work has been completed, the original road surface can be replaced, significantly reducing the time required for excavation and reinstatement. The reduction in time should assist us in minimising disruption to the public. This technique results in savings in materials and landfill and demonstrates how sharing best practice can potentially deliver benefits to the business, the public and reduce the environmental impact of the work we undertake.

£480m
Adjusted operating profit†
£526m
Capital investment
12%
Increase in capital investment
Left UK employee operating the specialist truck from the US.
First right Gas engineers setting up streetworks.
Second right Polyethylene gas pipe being cut for use as part of the network replacement work.

Annual Review 2006/07 13

Area of operations
We distribute gas to 11.8 million homes and businesses across the UK, and Rhode Island and New York State in the US. We employ around 4,700 people in the UK and 700 in the US.
0800 111 999
We operate the UK national gas emergency number for our networks, other networks and other gas transporters.
2.3 million calls
In 2006/07 we handled 2.3 million emergency calls in the UK on the above number. In the US we handled 35,000 gas emergency calls.
2006/07 highlights
> Actual gas consumption 303 TWh in the UK and 50.8 TWh in the US.

> Replaced 1,850 km of iron gas pipes in the UK.

> 5,000 new services and 84 km of new gas main connected in the US.

> This year was the second warmest winter on record in the UK, reducing gas distribution volumes by 8% over the year.

Reliability
Investment
We expect to invest £2.6 billion in our UK gas network over the next five years. This investment includes up to £400 million per year on network replacement works and up to £190 million on infrastructure investment. The majority of the network replacement work is driven by the iron mains replacement programme agreed with the Health and Safety Executive (HSE). Under this programme, we are required to replace iron gas mains that are within 30 metres of buildings by 2032. Since 2002/03, we have been ramping up the replacement levels to ensure that the 2032 target can be met. During 2006/07 we have replaced about 1,850 km of mains gas pipes. This means we have now achieved the required replacement rate to meet the 2032 target. The 2006/07 figures represent a 7% increase compared with the previous year and a 50% increase compared with 2002/03. To achieve this significant increase we have been working closely with our Gas Distribution Alliance Partners and, due to the success of these partnerships, this model has been rolled out to our Transmission business in the UK. Over 90% of the mains replacement work was completed using techniques that do not require the whole length of pipe to be dug up. This significantly improves the efficiency of the activity, reduces cost, and minimises disruption to the public and the environment.

Responsibility (Chairman’s award winner)
Plastic pipe recycling
In the UK, we are currently carrying out a programme to replace old iron pipes with polyethylene pipe. This pipeline replacement can result in the production of waste polyethylene pipe. By working with our suppliers, we have devised an award-winning process that enables the waste pipe to be collected and returned to the supplier. The pipe can then be converted into pellets and reused. To reduce further the environmental impact, the waste pipe is collected by the supplier after a delivery of new pipe, so no additional journeys are required. To achieve this, special cages, which fit on the back of the delivery vehicles, were designed by our supplier for the collection of the waste pipe and fittings. The profit made through this process is shared between us and our supplier and some depots have decided to give this to local charities. The process was trialled in our East of England gas distribution network area and has now been expanded to cover the London and West Midlands areas. There are 13 depots currently involved and we have recycled around 165 tonnes of polyethylene pipe this financial year. Our suppliers have extended the programme to include other major utility companies. Through the polyethylene recycling scheme we have saved the equivalent of 330 tonnes of carbon dioxide and 3,300 transport miles.
Safety
Cable strike prevention
When carrying out excavation of gas pipes for replacement or repair, a common risk is the possibility of our excavation equipment damaging buried cables. An induced current detection method, which had been in use for some time, was extended to include domestic cable. A pilot strategy was developed by employees in the UK to highlight this technique, including guidance on how and why this approach should be used. This resulted in the cable strikes in the pilot area reducing by 74% over a 10 month period.
Responsibility
Customer focus
Gas Distribution is dedicated to delivering customer satisfaction through the provision of consistent and reliable services. In the UK we continue to meet all of the standards of service targets set by Ofgem. However, we know from customer surveys that there are some areas where we can do more. We have reviewed our customer focus and have developed plans to bring together a number of existing and new initiatives. One change has seen the letters we send to customers notifying them of mains replacement work being made more customer friendly by providing more information on the work involved and removing technical jargon.

† excludes the impact of exceptional items and remeasurements

14 National Grid plc
What we have achieved
Electricity Distribution
We distribute electricity to approximately 3.4 million
customers in upstate New York and New England.

Annual Review 2006/07 15

Area of operations
We provide a range of services for the delivery of electricity including: owning, operating and maintaining a distribution system covering 30,000 square miles; handling more than 8.7 million customer enquiries annually; restoring service promptly when outages occur; metering and billing; offering customers energy efficiency programmes; and purchasing electricity for customers who have not chosen their own suppliers.
14.0 GW
The peak electricity demand for 2006/07 in our service area was 14.0 GW on 2 August 2006.
£218 million
In 2006/07, we invested over £200 million in our electricity distribution network.
2006/07 highlights
> Met all service quality standards in Rhode Island. Met majority of service quality standards and improved reliability performance in New York and Massachusetts.

> Achieved our goal for reducing the average time customers are without power when they have a service interruption.

£364m
Adjusted operating profit*†
£218m
Capital investment
6%
Increase in capital investment on a constant currency basis

Left National Grid teams working on restoring power in Buffalo, New York.
First right Hendrix wire being used to improve reliability of the overhead electricity distribution network.
Second right Floods affecting Inghams substation during June 2006.

Reliability
Reliability Enhancement Program
A five year ‘Reliability Enhancement Program’ was started last year across the US service territory, with the aim of reducing the number and duration of outages on our network, as well as meeting the service quality standards in each of the states, where applicable. 2006/07 was the first full year of the programme with $150 million (£79 million) of work completed. This work involved: the replacement of more than 45,500 cutouts as well as replacing other critical assets; improvements to more than 1,300 miles of our overhead lines, through a range of actions including replacing poles and installing lightning protection; and the trimming or removal of trees adjacent to more than 10,000 miles of lines, where they were considered to pose a risk to reliability. Our employees have increased their engagement by focusing daily on reliability, finding more efficient ways of working, as well as developing new approaches to some tasks. This work has contributed to improved performance in both the frequency and duration of reportable outages.

Safety (Chairman’s award winner)
New electrical operating procedure
We have introduced a new common operating procedure across Electricity Distribution that allows employees to isolate safely electrical equipment for maintenance. The aim of this change is to ensure employees feel confident they are carrying out their role correctly, regardless of location, and to provide a framework to achieve zero injuries every day. The procedure provides a consistent set of rules and practices, allowing employees to operate across the business. Employees from a wide range of departments came together to develop the processes. In addition to the documentation, a comprehensive training programme was developed and, over a period of 5 months, nearly 3,000 employees were trained, requiring either a 2 or 3 day course. To meet this intensive programme, more than 90 employees were trained as instructors and, at one point, simultaneous training was taking place at 15 different locations.
Efficiency
Floods

In June 2006, a severe flood hit the communities along the Mohawk River and East Canada Creek in the state of New York and some of our substations were flooded under more than 3 feet of water. This resulted in significant damage to 3 substations in the area and 9,800 customers being without power. The emergency recovery plan was put into force. Temporary substations were brought in to replace 2 of the damaged sites and temporary repairs were carried out at the 3rd. In addition, 2,500 feet of electric line was installed from the mobile substations to restore power. Helicopter patrols were used to monitor and assess the flood damage. Electricity was shut off to those areas affected by the flood due to safety concerns. Power was restored within 2 days, although some customers remained without power for longer as household repairs were required.

*	excludes US stranded cost recoveries
†	excludes the impact of exceptional items and remeasurements

16 National Grid plc
What we have achieved
Non-regulated Businesses

Our businesses comprise National Grid Metering, OnStream, National Grid Grain LNG and National Grid Property.

Safety/Reliability (Chairman's award winner)

Development of liquefied natural gas (LNG) import facilities

Following the commissioning of the Isle of Grain LNG importation terminal in July 2005, over 60 ships have now delivered cargoes of LNG from around the world at the Grain LNG terminal. The £388 million second phase of development is currently under way and is expected to start operation in late 2008. This phase will increase the import capacity of the terminal up to approximately 12% of the UK's gas demand. The end of 2006 saw a successful milestone reached for the second phase, with the raising of the steel dome roof on the last of the three new LNG storage tanks. Safety is a critical element of a major construction project. During this project, the milestone of 1.2 million hours worked with no lost time injury was achieved, through tight control on all aspects of safety and everyone on site taking personal responsibility for safety.

£103m
Adjusted operating profit†
for National Grid Metering
and OnStream
£9m
Adjusted operating profit†
for National Grid Grain LNG
£86m
Adjusted operating profit†
for National Grid Property
Left One of the new LNG storage tanks being constructed as part of the phase II development at Grain.
First right An example of a smart electricity meter being used in the pilot project.
Second right The ‘National Remploy Leading the Way Award’ received by the Gloucester metering centre.
Third right Land regeneration work being carried out in Hull.

Annual Review 2006/07 17

Area of operations
We either operate in markets related to our principal businesses or provide support to our businesses.
> Metering and OnStream operate in the regulated and competitive metering markets.
> Grain LNG terminal is the first LNG terminal to be developed in the last 30 years.
> Property manages a portfolio of properties across Great Britain.
20 million
The metering businesses have a collective asset base of over 20 million meters nationwide and manage just under 10,000 meter transactions per day.
4%
Grain LNG currently has the capacity to meet 4% of UK gas demand.
2006/07 highlights
> Installed over 800,000 meters under competitive contracts.
> Successfully piloted smart meters.
> Around £500 million of investment approved in new infrastructure projects.
> Completed the remediation of 17 sites in Great Britain.

Efficiency
Smart metering
At a time of increased focus on climate change and energy prices, we are proud of the work being carried out on the development of smart metering. We have successfully completed a pilot involving over 500 non-domestic electricity customers, which involved the use of our smart metering device. The solution has the potential to be used by 2.5 million commercial users. In addition to measuring the amount of energy used, by utilising modern communication routes, the meter can be read remotely to provide accurate meter readings without needing access to the consumer’s premises. The meter readings can be collected at half hourly intervals, allowing them to track and monitor their energy consumption and gain a greater understanding of when energy is used and where efficiencies can be realised. The solution also gives organisations with multiple locations across the country the ability to verify and compare their meter readings from all their sites, with data available via a secure website the same day as the readings are collected.
Our metering business has also installed over 3,000 automated meter reading units to businesses via their gas suppliers. These meters remove the requirement for meter reading visits and aim to increase billing accuracy while reducing cost.
Responsibility
Enabling a diverse workforce
As part of our work on inclusion and diversity, in the UK, the metering contact centre at Gloucester has been working closely with Remploy to support the centre’s ongoing recruitment. Remploy helps to provide employment opportunities for people with disabilities or heart conditions. The aim is to provide a working environment where all employees are equal members of the organisation, from recruitment, into training and beyond. The work undertaken has resulted in adjustments being made to the recruitment process as well as the workplace. Within the recruitment process, consideration is given to issues such as offering support with filling in application forms and providing large font size options for any assessments. Adjustments to the workplace have ranged from redesigning work stations to using clear markings on cupboards and walkways. Buddying arrangements and additional training have also been provided where appropriate. Throughout the process, efforts have been made to discuss issues with employees directly so that the adjustments made meet their requirements and allow them to receive the full benefit. In October 2006, these efforts were recognised when the metering centre was awarded the ‘National Remploy Leading the Way Award’.
Responsibility
Land regeneration
We have been working across Great Britain to regenerate former town gas works. The programme is for a range of developments, which we expect to result in the building of 1,260 houses and flats, including 414 social or affordable units, from those sites regenerated in 2006/07. Other buildings on these reclaimed sites range from a primary school, a college, retail units, offices and industrial units, to a power station. The regeneration of this land can involve the removal of old buildings and structures as well as land decontamination work. In regenerating the sites we have been piloting a range of alternative technologies to minimise the amount of material taken off site to landfill. Last year we recycled 65% of our excavated material.
A specialised environmental process involving bioremediation has been introduced to clean up a former gas work site in Hull. Microbes already in the soil are stimulated to break down the tarry deposits to enable the soil to be reused. Around 66,000 tonnes of materials have been treated on site, thereby eliminating the need for over 6,000 truck movements. A tent, covering an area around the size of a football pitch, is used to protect the area from low temperatures and moisture. This work brings benefits to the local communities, while cleaning up the industrial heritage of the past and delivering financial returns for the Company.

† excludes the impact of exceptional items and remeasurements

18 National Grid plc
Board of Directors
01 Sir John Parker
Chairman
Appointed October 2002, Age 65,
N (ch)
Sir John Parker became Chairman following the merger of National Grid Group plc and Lattice Group plc. He had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. He had previously been a Non-executive Director of BG plc from 1997. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Deputy Chairman of Port and Free World Zone (Dubai), a Non-executive Director of Carnival plc and Carnival Corporation, Inc., Senior Non-executive Director of the Court of the Bank of England and Chancellor of the University of Southampton. Once its demerger from Anglo American plc is complete, Sir John will become Joint Non-executive Chairman of the Mondi Group. Sir John is a former Chairman of P&O Group and of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.
02 Steve Holliday
Chief Executive
Appointed March 2001, Age 50,
E (ch), F
Steve Holliday joined National Grid Group plc as Group Director, UK and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. Steve was appointed Chief Executive on 1 January 2007, having been Deputy Chief Executive from 1 April 2006. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. Steve’s international experience includes a four year spell in the US. He has also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. He is a Non-executive Director of Marks and Spencer Group plc.
Committee membership

A	Audit
E	Executive
F	Finance
N	Nominations
R	Remuneration
R&R	Risk & Responsibility
(ch)	denotes Committee chairman

Annual Review 2006/07 19

03 Steve Lucas
Finance Director
Appointed October 2002, Age 53,
E, F
Steve Lucas has been Finance Director since his appointment and is additionally responsible for UK and US Shared Services. He joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. Steve had previously been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. Prior to this he was with Shell International Petroleum Company for 11 years, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC. He is a chartered accountant.
04 Nick Winser
Executive Director
Appointed April 2003, Age 46,
E
Nick Winser joined the Board in April 2003 as Executive Director responsible for transmission. He was previously Chief Operating Officer of the US transmission business for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.
05 Mark Fairbairn
Executive Director
Appointed January 2007, Age 48,
E
Mark Fairbairn was appointed to the Board in January 2007 as Executive Director with responsibility for Gas Distribution. He joined National Grid in 1989 from BNFL. He was awarded an OBE in 2001 for his services to the electrical industry in respect of his leadership of the fundamental changes implemented for the introduction of the New Electricity Trading Arrangements. Previously Chief Operating Officer of the UK gas distribution business, he has played a key role in helping to restructure the UK gas distribution market through the gas networks sales and the creation of National Grid’s new gas distribution business.
06 Edward Astle
Executive Director
Appointed
September 2001, Age 53,
E
Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Executive Director responsible for Non-regulated Businesses and leads Business Development. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.
07 Ken Harvey
Non-executive Director and Senior Independent Director
Appointed October 2002, Age 66,
N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A chartered engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
08 Linda Adamany
Non-executive Director
Appointed November 2006, Age 55,
A, R&R
Linda Adamany joined the Board in November 2006. She is Group Vice President, Commercial Directorate and Business Support of BP Refining and Marketing. Linda has over 25 years experience in the energy sector, having held various roles for BP in the UK and US, including Chief Executive of BP Shipping and Senior Vice-President of Commercial Development. She is a certified public accountant.

09 John Allan
Non-executive Director
Appointed May 2005, Age 58,
A, R (ch)
John Allan was appointed to the Board in May 2005. He is a member of the Management Board of Deutsche Post, having been appointed following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. John started his career in marketing at Lever Brothers, moving to Bristol-Myers Company Limited and then Fine Fare Limited. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the CBI’s President’s Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John was previously a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc. He is a Non-executive Director of Samsonite Corporation.
10 Paul Joskow
Non-executive Director
Appointed March 2000, Age 59,
F (ch), N
Paul Joskow was appointed to the Board in March 2000 following the acquisition of New England Electric System (NEES). He served as a Director of NEES between 1987 and its acquisition. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), the Director of the MIT Center for Energy and Environmental Policy Research, a Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada Corporation.
11 Stephen Pettit
Non-executive Director
Appointed October 2002, Age 56,
F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.
12 Maria Richter
Non-executive Director
Appointed October 2003, Age 52,
A, F, R&R
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Director of Pro Mujer International, an international microfinance organisation, The Pantry, Inc. and The Vitec Group plc. She was, until April 2006, a Director of the Western Electricity Co-ordinating Council.
13 George Rose
Non-executive Director
Appointed October 2002, Age 55,
A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.
14 Helen Mahy Company Secretary and General Counsel
Appointed October 2002, Age 46,
E
Helen Mahy was appointed Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister, an Associate of the Chartered Insurance Institute, member of the Bar Council and chair of the GC100 group.

20 National Grid plc
Summary Operating and Financial Review

Financial performance

	2007	2006
Years ended 31 March	£m	£m

Continuing operations Revenue	8,695	8,868
Other operating income	83	80
Operating costs excluding exceptional items and remeasurements	(6,324)	(6,491)

Adjusted operating profit	2,454	2,457
Exceptional items and remeasurements	59	(83)

Total operating profit	2,513	2,374
Net finance costs excluding exceptional items and remeasurements	(547)	(602)
Exceptional items and remeasurements	(217)	(57)
Share of post-tax results of joint ventures	2	3

Profit before taxation	1,751	1,718
Taxation	(441)	(535)

Profit from continuing operations	1,310	1,183
Profit from discontinued operations	86	2,667

Profit for the year	1,396	3,850

Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). Comparatives have been adjusted to reflect the classification of UK and US wireless infrastructure and the Australian interconnector as discontinued operations.
Revenue, operating costs and operating profit
The movements in the year in revenue and other operating income, operating costs and operating profit for our continuing operations can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2005/06 results	8,948	(6,574)	2,374
Add back 2005/06 exceptional items and remeasurements	–	83	83

2005/06 adjusted results	8,948	(6,491)	2,457
Exchange on US operations	(282)	220	(62)

2005/06 constant currency results	8,666	(6,271)	2,395
Transmission – UK	112	(10)	102
Transmission – US	(21)	10	(11)
Gas Distribution – UK	(27)	(47)	(74)
Gas Distribution – US	103	(76)	27
Electricity Distribution – US	65	2	67
US stranded cost recoveries	(59)	24	(35)
Other activities	(137)	120	(17)
Sales between businesses	76	(76)	–

2006/07 adjusted results	8,778	(6,324)	2,454
2006/07 exceptional items and remeasurements	–	59	59

2006/07 results	8,778	(6,265)	2,513

After taking account of exchange movements, significant movements in operating revenues and costs relate to higher allowed revenues in Transmission in the UK, reduced volumes in Gas Distribution in the UK as a result of warmer weather, revenues and costs from the acquired gas distribution network in Rhode Island, higher commodity costs in Electricity Distribution in the US passed through to customers and the recovery of costs incurred in prior years and lower connections revenues and costs in other activities relating to the regional gas distribution networks sold in 2005/06. There was an increase of
£3 million in other operating income, which primarily relates to gains on the sales of property by our property management business in the UK.
Adjusted operating profit decreased by £3 million compared with 2005/06, comprising an increase of £59 million on a constant currency basis, offset by £62 million in exchange movements.
Net operating exceptional charges of £22 million in 2006/07 related to restructuring costs incurred in the UK and the US, including the establishment of a UK shared services function, the business process review undertaken in Transmission and the integration of the acquired Rhode Island gas distribution network into our Gas Distribution business. Operating remeasurement gains of £81 million (2005/06: losses of £49 million) relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value arising from movements in energy prices.
As a consequence total operating profit rose by £139 million from £2,374 million in 2005/06 to £2,513 million in 2006/07.
Net finance costs
Net interest excluding exceptional finance costs and remeasurements in 2006/07 decreased by £55 million compared with 2005/06, primarily as a consequence of a reduction in the interest charge related to pensions and the weaker US dollar in 2006/07, and income from short-term investments partially offset by higher average debt.
Exceptional finance costs of £45 million related to the early repayment of UK debt, compared with exceptional finance costs of £49 million in 2005/06. Financial remeasurements relate to net losses on derivative financial instruments of £153 million (2005/06: gains of £6 million) and the financial element of commodity contract revaluations, totalling £19 million in 2006/07 (2005/06: £14 million). This includes £126 million of pre-tax losses that offset at the post-tax level. Net gains on derivative financial instrument remeasurements after tax are £16 million.
Profit before taxation
The items described above have combined to deliver a 3% improvement in adjusted profit before tax from £1,858 million to £1,909 million and a 2% increase in profit before tax from £1,718 million to £1,751 million.
Taxation
Excluding the effect of net tax credits on exceptional items and remeasurements, the effective tax rate for 2006/07 and 2005/06 was 32% and 30% respectively, compared with a standard UK corporation tax rate of 30% for both years.
Earnings per share from continuing operations
Adjusted earnings per share from continuing operations are up 5% from 45.5p to 47.7p. Earnings per share from continuing operations increased from 41.6p to 48.1p. These reflect the impact of the share consolidation in August 2005.
Discontinued operations
Subsequent to our announcement in November 2006 of our strategic decisions to exit our wireless infrastructure operations in the UK and the US and the Basslink electricity interconnector in Australia they were classified as businesses held for sale prior to 31 March 2007 and have been reclassified as discontinued operations in the income statement. In 2005/06 discontinued operations also includes the results of the four regional gas distribution networks we sold on 1 June 2005, together with gains on those sales of £2,605 million.

Annual Review 2006/07 21

Discontinued revenues, operating costs before exceptional items, adjusted operating profit and operating profit in 2006/07 were £383 million, £266 million, £117 million and £62 million respectively. This compares with £325 million, £255 million, £70 million and £65 million for the comparable businesses in 2005/06 and £168 million, £107 million, £61 million and £46 million respectively for the sold networks.
Exceptional charges in 2006/07 were £55 million relating to an impairment in our US wireless operations, compared with exceptional items of £5 million and £15 million in 2005/06 relating to UK wireless operations and one of the sold networks respectively.
Dividends
The proposed total ordinary dividend for 2006/07 amounts to £778 million or 28.7 pence per ordinary share. This represents an increase of 10% over the previous year’s ordinary dividend per share of 26.1 pence (£709 million). The above amounts exclude the £169 million spent in 2006/07 on buying back shares and the return of £2 billion in 2005/06 to shareholders through the B share scheme.
The final dividend proposed to shareholders for 2006/07 of 17.8 pence per share, amounting to £481 million, will be reported in the financial statements for the year ending 31 March 2008.
Dividend policy
The Board has confirmed the continuation of its dividend policy, which is to aim to increase dividends per ordinary share, expressed in sterling, by 7% in each financial year through to 31 March 2008.
Cash flow
Cash generated from continuing operations was £3,090 million in 2006/07, compared with £2,973 million in 2005/06. This includes cash outflows of continuing operations relating to exceptional items of £86 million and £115 million respectively. After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £2,958 million, compared with £2,971 million in 2005/06.
Cash outflows from investing activities were £4,277 million in 2006/07, compared with an inflow of £3,922 million in 2005/06. This reflected £354 million spent on acquiring businesses in 2006/07 compared with nil in 2005/06, a £1,725 million net investment in financial investments (2005/06: net divestment of £25 million) and disposal proceeds from discontinued operations of £27 million in 2006/07 (2005/06: £5,750 million).
Net cash raised by financing activities of £1,494 million in 2006/07 compared with £5,712 million used in 2005/06. This included £26 million in 2006/07 and £1,957 million in 2005/06 in respect of the £2 billion return of value to shareholders and £169 million in 2006/07 with respect to share buy-backs.
Net debt
Net debt increased by £0.9 billion from £10.9 billion at 31 March 2006 to £11.8 billion at 31 March 2007, primarily as a result of increased capital investment and acquisitions in the year.
Treasury policy
Funding and treasury risk management for National Grid is carried out under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. There is a treasury function that raises funding for and manages interest rate and foreign exchange rate risk. Financing programmes exist for each of the main companies within National Grid. The Finance Committee of the Board and the board of directors of the appropriate subsidiaries approve all funding programmes. The treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of operational requirements.
Going concern
Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the consolidated and individual financial statements of the Company.
US GAAP
The consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP.
Net income for 2006/07 under US GAAP was £1,146 million compared with £1,307 million in 2005/06. This contrasts with the profit for the year attributable to equity shareholders under IFRS for 2006/07 and 2005/06 of £1,394 million and £3,848 million respectively.
Shareholders’ equity under US GAAP at 31 March 2007 and 31 March 2006 was £9,330 million and £9,747 million respectively, compared with £4,125 million and £3,482 million under IFRS.
The principal adjustments from net income and equity shareholders’ funds under IFRS to its equivalents under US GAAP mainly relate to differences in accounting for the business combination with Lattice Group plc as a purchase instead of a merger, US regulatory accounting, the recording of derivative financial instruments and hedge accounting; and differences in accounting for pensions.

22 National Grid plc

Summary Corporate Governance
The Board of National Grid is committed to embedding good corporate governance practices throughout the organisation. It bases these practices on the requirements of the Combined Code and also on current and developing best practice. Documents relating to National Grid’s corporate governance can be found on our website at www.nationalgrid.com.
The Board of National Grid is currently composed of the Chairman plus five Executive Directors and seven Non-executive Directors. Biographical details for all the Directors can be found on pages 18 and 19.
In each financial year, the Board undertakes a formal evaluation of its performance and that of its Committees and Directors. The process takes the form of surveys completed by all Directors, Committee members and certain regular attendees plus one-to-one meetings between the Chairman and each Director. The surveys consider broadly similar areas including chairmanship, membership, governance, role and administration. Action plans are drawn up each year based on the outcome of this process. The Chairman’s performance is reviewed separately by the Non-executive Directors, led by the Senior Independent Director, and the results of this review are shared with him.
The Board of National Grid reserves a number of matters for its sole consideration to ensure the effective control of the Company and its businesses. The Board has delegated authority to its Committees to carry out certain tasks on its behalf. These comprise the Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees. A description of the Matters Reserved to the Board and copies of the Committees’ terms of reference are available on our website.
The Board receives regular feedback on shareholders’ views to ensure all Directors are kept aware of the current views of major shareholders and of any issues they may have. Additionally, in July 2006, the Chief Executive and Investor Relations department held a meeting with the UK Shareholders’ Association enabling them to gain an insight into the views of the Company’s retail shareholders.
The main form of communication with shareholders is via the Annual Review. The Company’s Annual General Meeting is also attended by shareholders, at which they are given the opportunity to question the Board on the Company and its performance. We also run a Shareholder Networking programme, details of which can be found on page 29.
A statement outlining the principal differences between our corporate governance practices pursuant to the Combined Code and UK best practice and the Section 303A Corporate Governance Rules of the New York Stock Exchange can be found on our website.
Summary Directors’ Remuneration Report
We are pleased to present the Directors’ Remuneration Report for 2006/07. Our policy of relating pay to the performance of the Company continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration.
This year we have thoroughly reviewed our remuneration policy, in the light of the proposed KeySpan acquisition and therefore the larger and more complex scope of many of our senior roles; and to ensure it continues to attract and retain high calibre individuals to deliver the highest possible performance for our shareholders. We have consulted with our major shareholders and their representative bodies regarding our proposals to make adjustments to our annual bonus plan and the Performance Share Plan (our long-term incentive plan).
Following this consultation process, we will be increasing the maximum annual bonus opportunity for Executive Directors to 150% of salary for the performance year 2007/08.
While increasing the maximum bonus opportunity, we have amended the performance targets to be more stretching in the future. In addition, the framework has been adjusted so that, for Executive Directors, only 40% of the bonus (60% of salary) will be payable for target performance instead of the current 50%.
With respect to the Performance Share Plan, we intend to increase the maximum award to 200% of salary. However, in order to allow some flexibility for the future we will seek approval from shareholders, at the Annual General Meeting, to increase the maximum award permissible under the Performance Share Plan to 250% of salary. The upper target of the Performance Share Plan will be amended to be more challenging (detailed in the main body of this report).
Therefore, we believe the proposed arrangements will provide an appropriate and balanced opportunity for executives and will continue to align our incentive plans with the Company’s strategic objectives and our shareholders’ interests generally.
Overall, we believe salary levels and the mix between fixed and variable compensation are appropriate; however, we shall continue to review the remuneration package on a regular basis to ensure it remains so.
We are confident our approach continues to motivate and engage the team leading the Company, while encouraging the achievement of stretching targets.
John Allan
Chairman of the Remuneration Committee
Role of Remuneration Committee and its terms of reference
The Remuneration Committee is responsible for developing Company policy regarding executive remuneration and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Chief Executive. It also monitors the remuneration of other senior employees of the Company and provides direction over the Company’s share plans. The Remuneration Committee operates within terms of reference agreed by the Board, which are available on our website or on request from the Company. The Board has accepted all the recommendations made by the Remuneration Committee during the year.

Annual Review 2006/07 23

Remuneration policy
The Remuneration Committee determines remuneration policy and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Company operates.
Remuneration policies are framed around the following key principles:
■	total rewards should be set at levels that are competitive in the relevant market;

■	a significant proportion of the Executive Directors’ total reward should be performance based. These incentives will be earned through the achievement of demanding targets for short-term business and personal performance as well as long-term shareholder value creation; and

■	incentive plans, performance measures and targets should be stretching and aligned as closely as possible with shareholders’ interests.
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:
■	salary;

■	annual bonus including the Deferred Share Plan;

■	long-term incentive, the Performance Share Plan;

■	all-employee share plans;

■	pension contributions; and

■	non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Company’s operating activities along with the size, complexity and international scope of the business. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s performance and experience in the role; and salary practices prevailing for other employees in the Company.
Annual bonus including the Deferred Share Plan (DSP)
Annual bonuses are based on achievement of a combination of demanding Company, individual and, where applicable, divisional targets. The principal measures of Company performance are adjusted earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Financial targets represent 70% of the bonus. Individual targets representing 30% of the bonus are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or to increase them in the event of exceptional value creation.
In 2006/07, the maximum annual bonus opportunity for Executive Directors was 100% of base salary, with 50% being paid for target performance. As outlined above, the maximum will be increased to 150% of base salary for the 2007/08 performance year, with 40% of the bonus (60% of salary) being paid for target performance. One half of any bonus earned is automatically deferred into National Grid shares (ADSs for US-based Executive Directors) through the DSP. The shares are held in trust for three years before release. During this time, they are not owned by the Executive Directors and therefore no dividends are paid. The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares. For the 2007/08 bonus and onwards, the deferred shares may be forfeited if the Executive Director ceases employment during the three year holding period as a ‘bad leaver’, for example, resignation.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their bonus in National Grid shares ensures that Executive Directors share a significant level of personal risk with the Company’s shareholders.
In line with US market practice, US-based Executive Directors’ bonuses are pensionable.
Long-term Incentive – Performance Share Plan (PSP)
Executive Directors receive an award over shares which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares (ADSs for US-based Executive Directors) constituting an award for Executive Directors is 125% of salary. As outlined above, subject to shareholder approval being obtained, we will grant awards to Executive Directors in 2007 with a value of 200% of salary. The provisions in the PSP rules will allow awards up to a maximum value of 250% of salary, in order to provide a degree of flexibility for the future. Therefore, if approved by shareholders, the 2007 award will be in two parts, a June award based on the current maximum of 125% and a second award after the announcement of our interim financial results, for the difference up to 200% for Executive Directors. This will result in the 2007 award, should performance criteria be met, being released to participants in two parts, in June 2011 and November/December 2011.
Shares vest after three years, subject to the satisfaction of the relevant performance criteria. Vested shares must then be held for a further period (the retention period) after which they are released to the participant on the fourth anniversary of the date of grant. During the retention period, the Remuneration Committee has discretion to pay an amount equivalent, in cash or shares, to the dividend which would have been paid on the vested shares.
Awards made in June 2003 and June 2004 were based on the Company’s Total Shareholder Return (TSR) performance over a three year period relative to the TSR performance of a group of comparator companies which included companies in the energy distribution sector including UK and international utilities. The performance condition for the June 2005 award onwards was amended, following consultation with our major shareholders, so that 50% of any award is based on the Company’s TSR performance when compared to the FTSE 100 (on the date of grant) and 50% is based on the annualised growth of the Company’s EPS.
For awards made in 2005 and 2006, no shares will be released under the TSR part of the award if the Company’s TSR over the three year period, when ranked against that of the FTSE 100 comparator group, falls below the median. For TSR at the median, 30% of those shares will be released, 100% will be released where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100.
In calculating TSR, for all awards, it is assumed that dividends are reinvested.
The EPS measure is calculated by reference to National Grid’s real EPS growth. Where annualised growth in adjusted EPS (excluding exceptional items and including continuing operations only) over the three year performance periods exceeds the average annual increase in RPI (the general index of retail prices for all items) by 3% (threshold performance), 30% of the shares under the EPS part of the award will

24 National Grid plc

be released, 100% of the shares will be released where EPS growth exceeds RPI growth by 6%. As part of our proposals for the 2007 awards, we intend to increase the performance required for 100% vesting of the shares for EPS growth exceeding RPI growth by 8%.
For performance (for each target) between threshold and upper target, the number of shares released is calculated on a straight-line basis.
No re-testing of performance is permitted for any of the PSP awards that do not vest after the three year performance period and any such awards lapse.
The performance criterion for the 2003 award was not reached and this award has lapsed in full.
All-employee share plans
■	Sharesave: UK-based Executive Directors, are eligible to participate in HM Revenue and Customs approved all-employee Sharesave schemes.

■	Share Incentive Plan (SIP): UK-based Executive Directors are eligible to participate in the SIP.

■	US Incentive Thrift Plans: US-based Executive Directors are eligible to participate in the Thrift Plans, tax-advantaged savings plans (commonly referred to as a 401(k) plans) provided for employees of National Grid’s US companies.
Pensions
Current UK-based Executive Directors are provided with final salary pension benefits. The pension provisions for the UK-based Executive Directors are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Within the pension schemes, the pensionable salary is normally the base salary in the 12 months prior to leaving the Company. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
UK-based Executive Directors who joined the Company after 31 May 1989 have been able to participate in an unfunded scheme in respect of those benefits earned on pay above the HM Revenue and Customs Earnings Cap. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet.
In response to the pensions taxation legislation which came into force on 6 April 2006 (A Day), the Remuneration Committee ensured the pension policy post A Day did not provide the Executive Directors with additional benefit accrual as a result of the change in pensions taxation. The current UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. These Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish. These choices are in line with those offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.
Mike Jesanis participated in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies, prior to ceasing employment as an Executive Director on 31 December 2006. These plans are non-contributory defined benefit arrangements. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards (the DSP) but not share options or the PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental plan, however provides unreduced pension benefits from age 55.
Non-cash benefits
The Company provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.
Flexible Benefits Plan
Additional benefits may be purchased under the Flexible Benefits Plan (the Plan). The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. A number of Executive Directors participate in this Plan and details of the impact on their salaries are shown in Table 1 on page 25.
A similar plan is offered to US-based employees. However, it is not a salary sacrifice plan and therefore does not affect salary values. Mike Jesanis participated in this plan.
Share ownership guidelines
Executive Directors are required to build up and retain a shareholding representing at least 100% of annual salary.
Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party. The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Company. If this occurs, the departing Executive Director would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months’ remuneration on early termination is not automatic, but instead based on the circumstances of the termination.
Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors. Non-executive Directors’ remuneration comprises an annual fee (£35,000 which rose to £45,000 on 1 January 2007) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£3,000, which rose to £4,000 on 1 January 2007). An additional fee of £12,500 is payable for chairmanship of a Board Committee and for holding the position of Senior Independent Director. The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive plan, nor do they receive any pension benefits from the Company.
Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice to give the Company reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders.
Directors’ emoluments
The aggregate amount of emoluments paid to or receivable by Directors in respect of qualifying services in the year to 31 March 2007 was £8,547,000.

Annual Review 2006/07 25

							Year ended
							31 March
Table 1: Executive Directors	Year ended 31 March 2007						2006
			Benefits	Benefits
		Annual	in kind (i)	in kind (i)	Termination
	Salary	bonus	(cash)	(non-cash)	payments	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Steve Holliday (ii) (iii)	656	617	–	19	–	1,292	870
Roger Urwin (ii) (iv)	648	716	–	23	–	1,387	1,518
Steve Lucas (ii) (v)	472	426	–	30	–	928	848
Nick Winser (ii) (vi)	420	372	–	14	–	806	771
Mark Fairbairn (ii) (v) (vii)	100	84	–	5	–	189	–
Edward Astle (ii) (v)	420	406	12	9	–	847	759
Mike Jesanis (ii) (viii) (ix) (x)	411	276	7	11	1,377	2,082	874

Total	3,127	2,897	19	111	1,377	7,531	5,640

(i)	Benefits in kind comprise benefits such as private medical insurance, life assurance, either a fully expensed car or cash in lieu of a car and use of a driver when required.
(ii)	Each of the Executive Directors, with the exception of Roger Urwin and Mike Jesanis, is accruing retirement benefits under a defined benefit pension arrangement. No Executive Director except Mike Jesanis participates in any money purchase pension arrangement through the Company (see (ix) below).
(iii)	Steve Holliday’s salary was £600,000 from 1 April 2006 to 31 December 2006 while in the role of Deputy Chief Executive and was increased to £825,000 with effect from 1 January 2007 on appointment to Chief Executive.
(iv)	Roger Urwin’s annual salary on leaving was £820,000. The figure above is a pro-rated salary for nine months and includes £33,000 in lieu of outstanding annual leave entitlement. He did not receive additional severance payments.
(v)	These Executive Directors participate in the Flexible Benefits Plan which operates by way of salary sacrifice, therefore, their salaries are reduced by the benefits they have purchased. The value of these benefits is included in the Benefits in kind (non-cash) figure. The values are: Steve Lucas £7,944, Mark Fairbairn £12.51 and Edward Astle £16.68.
(vi)	Nick Winser exercised a Share Match award over 3,937 shares. The market price at the date of exercise was 592.5p and he was required to pay 100p to exercise the award. He also received £2,348 in respect of a cash payment in lieu of dividends on the exercise of the Share Match award.
(vii)	Mark Fairbairn was appointed to the Board on 1 January 2007.
(viii)	Mike Jesanis ceased employment on 31 December 2006. On leaving, he received £65,000 (included in the salary figure above) in lieu of outstanding annual leave entitlement. He received a pro-rated bonus of £276,000 on leaving and £1,377,000 with respect to termination payments (which includes legal costs). In addition, he received £340,000 with respect to a consultancy arrangement. This arrangement will cease on 30 June 2007. The exchange rate averaged over the year 1 April 2006 to 31 March 2007 used for Mike Jesanis’s values is US$1.91:£1. The exchange rate for the previous year was US$1.79:£1.
(ix)	The Company made contributions in the US worth £4,230.12 to a money purchase pension arrangement in respect of Mike Jesanis’s Thrift Plan participation. The exchange rate used, as at 31 March 2007, was US$1.97:£1.
(x)	Mike Jesanis exercised options over 143,960 shares in January 2007 at a market price of 721p, after he ceased employment on 31 December 2006.

				Year ended
				31 March
Table 2: Non-executive Directors	Year ended 31 March 2007			2006
		Other
	Fees	Emoluments	Total	Total
	£000s	£000s	£000s	£000s

Sir John Parker (i)	500	53	553	445
Ken Harvey	68	–	68	67
Linda Adamany (ii)	25	–	25	–
John Allan	62	–	62	45
Paul Joskow	80	–	80	74
Stephen Pettit	68	–	68	68
Maria Richter	71	–	71	61
George Rose	71	–	71	67
John Grant (iii)	18	–	18	67

Total	963	53	1,016	894

(i)	Sir John Parker’s other emoluments comprise a fully expensed car, private medical insurance and life assurance.
(ii)	Linda Adamany was appointed to the Board on 1 November 2006.
(iii)	John Grant retired from the Board on 31 July 2006.

Performance graph
The graph below represents the comparative TSR performance of the Company from 31 March 2002 to 31 March 2007. For the period before the merger of National Grid Group plc and Lattice Group plc, the TSR shown is that of National Grid Group plc.

National Grid plc/National Grid Group plc
TSR v FTSE 100

TSR%
200
150
100
50
0
31/03/02
31/03/03
31/03/04
31/03/05
31/03/06
31/03/07
National Grid plc/National Grid Group plc
FTSE 100

Source: Datastream

This graph represents the Company’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.
In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

26 National Grid plc
Summary consolidated income statement
for the years ended 31 March

Annual Review 2006/07 27
Summary consolidated balance sheet
at 31 March
Note to summary consolidated financial statements
Differences between IFRS and US accounting principles
National Grid prepares its consolidated financial statements in accordance with IFRS, which differs in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders’ funds in accordance with US GAAP are set out below:

	2007	2006
Net income	£m	£m

Profit for the year attributable to equity shareholders under IFRS	1,394	3,848
Adjustments to conform with US GAAP
Purchase accounting	(124)	(127)
US regulatory accounting	(474)	(269)
Pensions and other post-retirement benefits	(94)	(56)
Financial instruments	160	(108)
Severance and onerous lease costs	2	(63)
Revenue recognition	5	(48)
Discounting of provisions	3	(14)
Sale and leaseback	(19)	–
Current tax	15	–
Deferred taxation	295	208
Other	15	(1)
Discontinued operations	(32)	(2,063)
Total US GAAP adjustments	(248)	(2,541)

Net income under US GAAP	1,146	1,307

Basic earnings per share	42.2p	48.2p

Diluted earnings per share	41.9p	48.0p

	2007	2006
Total shareholders' equity	£m	£m

Total shareholders’ equity under IFRS	4,125	3,482
Adjustments to conform with US GAAP
Purchase accounting – property, plant and equipment	2,038	2,162
Purchase accounting – goodwill	2,648	2,689
US regulatory accounting	2,209	2,702
Pensions and other post-retirement benefits	–	886
Financial instruments	10	119
Revenue recognition	(37)	(42)
Intangible assets	26	28
Provisions	(142)	(154)
Non-reversal of impairments	(23)	(39)
Sale and leaseback	(19)	–
Deferred taxation	(1,477)	(2,090)
Other	(28)	4
Total US GAAP adjustments	5,205	6,265

Shareholders’ equity under US GAAP	9,330	9,747

28 National Grid plc

Basis of preparation and accounting policies
The summary consolidated financial statements represent an abridged version of the financial statements in the National Grid Annual Report and Accounts 2006/07, which are prepared on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). A reconciliation of net income and equity shareholders’ funds from IFRS to US GAAP is shown in the note to the summary consolidated financial statements.
Independent Verifier’s Statement on Corporate Responsibility
National Grid commissioned Ernst & Young LLP (E&Y) to undertake independent third party assurance of the corporate responsibility content in the Operating and Financial Review in the Annual Report and Accounts 2006/07 and Annual Review 2006/07. Information on the scope of E&Y’s assurance activities and its opinion may be found on page 76 of the Annual Report and Accounts 2006/07 and on the Company’s website, www.nationalgrid.com/corporate/Our+Responsibility/Assurance.
Ernst & Young LLP
London, 16 May 2007
Independent Auditors’ Statement to the Members of National Grid plc
We have examined the summary consolidated financial statements of National Grid plc, which comprise the summary consolidated income statement, summary consolidated balance sheet and summary Directors’ remuneration report.
Respective responsibilities of Directors and Auditors:
The Directors are responsible for preparing the summarised Annual Review in accordance with United Kingdom law.
Our responsibility is to report to you our opinion on the consistency of the summary consolidated financial statements within the summarised Annual Review with the full annual financial statements, the Directors’ report and the Directors’ remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.
We also read the other information contained in the summarised Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary consolidated financial statements.
This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion:
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board. Our report on the Company’s full annual financial statements describes the basis of our audit opinion on those financial statements and the Directors’ remuneration report.
Opinion:
In our opinion the summary consolidated financial statements are consistent with the full annual financial statements, the Directors’ report and the Directors’ remuneration report of National Grid plc for the year ended 31 March 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 16 May 2007

Annual Review 2006/07 29
Shareholder Information

Alternative formats
Audio tape, braille and large print versions of the Annual Review are available. If you wish to receive any of these documents please contact Capita Registrars.
Website
More information about National Grid, including up-to-date announcements, and current and historic share prices, is available on our website at www.nationalgrid.com.
Share price
The following graph represents the movement of National Grid’s share price during 2006/07:

Share price

US$
pence
75
70
65
60
55
50
45
850
800
750
700
650
600
550
April 2006
July 2006
November 2006
March 2007
ADS price (US$)
Ordinary share price (pence)

Share dealing
A low-cost share dealing service is available from Capita Registrars, allowing you to buy and sell National Grid ordinary shares by telephone and online. Trading by telephone or online allows you to know the price of the shares at the time that you deal.
For more information please call 0870 458 4577 (8am – 4.30pm) or visit www.capitadeal.com.
A postal dealing service is also available. For a postal dealing form please call 0870 162 3116.
High street banks may also offer share dealing services.
These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
Dividend reinvestment plan (DRIP)
A DRIP is in place allowing shareholders to use their dividend payments to purchase additional National Grid shares. To join the DRIP contact Capita Registrars or register electronically at www.nationalgrid.com/shareholders. Please note that charges, as set out in the relevant terms and conditions, are payable in respect of the DRIP.
Individual savings accounts (ISAs)
Corporate ISAs for National Grid shares are available from Stocktrade. For more information call Stocktrade on 0131 240 0443, or write to Stocktrade, 81 George Street, Edinburgh EH2 3ES. National Grid cannot advise you on what action, if any, you should take in respect of your shares.
ShareGift
If you hold only a few shares and feel that it is uneconomical or not worthwhile to sell them, you could consider donating your shares to charity. ShareGift is an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give holdings of shares to benefit charitable causes. For more information please visit www.ShareGift.org or call Capita Registrars.
Shareholder Networking
National Grid operates a Shareholder Networking programme, the aim of which is to allow shareholders to gain a better understanding of the business. The programme runs over two days and includes visits to operational sites and presentations by senior managers and employees. Participants also have the opportunity to meet and question Directors during the programme, the costs of which (including shareholder travel to and from the event) are covered by National Grid.
The programme normally operates during early December.
If you would like to take part, please write to:
Shareholder Networking Organiser
National Grid House
Warwick Technology Park
Gallows Hill
Warwick CV34 6DA
Participants will be selected by ballot from those applying, with priority given to those who have not recently attended.
Financial calendar
The following dates have been announced or are indicative of future dates:

6 June 2007	Ordinary shares go ex-dividend

8 June 2007	Ordinary share dividend record date

11 July 2007	DRIP election deadline 2006/07 final dividend

30 July 2007	2007 Annual General Meeting

22 August 2007	2006/07 final dividend paid on ordinary shares

15 November 2007	2007/08 interim results

28 November 2007	Ordinary shares go ex-dividend

30 November 2007	Ordinary share dividend record date

7 December 2007	DRIP election deadline 2007/08 interim dividend

23 January 2008	2007/08 interim dividend paid on ordinary shares

May 2008	2007/08 preliminary results

June 2008	Ordinary shares go ex-dividend

June 2008	Ordinary share dividend record date

July 2008	DRIP election deadline 2007/08 final dividend

July 2008	2008 Annual General Meeting

August 2008	2007/08 final dividend paid on ordinary shares

For queries about ORDINARY SHARES or B SHARES contact:	For queries about AMERICAN DEPOSITARY SHARES (ADSs or ADRs) contact:

Capita Registrars	The Bank of New York

Telephone: 0870 242 2379 (from outside the UK: +44 20 7098 1198) (textphone: 18001 0870 242 2379)	Telephone: 1-800-466-7215 (from outside the US: +1-212-815-3700)

Email: nationalgrid@capitaregistrars.com Website: www.nationalgrid.com/shareholders	Email: shareowners@bankofny.com Website: www.adrbny.com

Postal address: National Grid Share Register Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA	Postal address: The Bank of New York Shareholders Correspondence PO Box 11258 Church Street Station New York NY 10286-1258

The paper in this document contains a mixture of fibre from FSC certified forests and recycled pulps.
Both the paper mill and the printer involved in its production are certified with ISO 14001.
Designed and produced by Corporate Edge Printed by St Ives
National Grid plc
1-3 Strand, London WC2N 5EH, United Kingdom
Registered in England and Wales No. 4031152
UK Shareholder enquiries: 0870 242 2379
US Shareholder enquiries: 1-800-466-7215
www.nationalgrid.com
Cautionary Statement
This document comprises our Annual Review for the year ending 31 March 2007. The full Annual Report and Accounts of National Grid for the same period is published as a separate document. The Directors’ Report on pages 86 and 87 and the Directors’ Remuneration Report on pages 88 to 98 of the Annual Report and Accounts and the Summary Directors’ Remuneration Report on pages 22 to 25 of the Annual Review have each been drawn up in accordance with the requirements of English law, and liability in respect thereof is also governed by English law. In particular, the liability of the Directors for these reports is solely to National Grid.
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Grid plc
By:	/s/ David C. Forward
David C. Forward
Assistant Secretary

Date: 19 June 2007